20549-0409


September 29, 2004


Mr. Steven G. Osgood
President
U-Store-It Trust
6745 Engle Road, Suite 300
Cleveland, Ohio 44130

Re:	U-Store-It Trust
	Amendment No. 1 to Form S-11 Filed September 14, 2004
	File No.  333-117848

Dear Mr. Osgood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-11
1. We note your response to prior comment 3 and we note that you have included photographs for facilities that you have the option to purchase. Further, we note that these purchase options may not be exercisable for 24 months from the date of the offering. Please revise to delete these images. The inclusion of photographs of facilities that you do not own, lease or invest in could be confusing to investors and appears to inaccurately describe your business.
2. Please revise to indicate what the top photograph on the second page represents. If it is duplicative of graphics already included, such as the Fort Lauderdale facility, please revise to remove it.
3. Please revise your use of defined terms such as Principals.
Please revise to identify Messrs. Robert, Barry and Todd Amsdell by name.

Prospectus Cover Page
4. We note your response to prior comment 11; however, we reissue our previous comment because you have revised to state that Lehman Brothers has interests beyond the underwriting commissions rather than clarifying that the underwriter has a conflict of interest with respect to the offering.
5. We note your response to prior comment 13; however, we reissue that part of our previous comment asking you to disclose the absence of any limitation on the amount of debt that you may incur, which is a material risk to your business, notwithstanding the fact that other REITs may also face this risk. In addition, we reissue that part of our previous comment asking you to disclose the conflicts of interest that may arise with respect to Messrs. Robert, Barry and Todd Amsdell. Collectively, Messrs. Robert, Barry and Todd Amsdell and their affiliated entities will own 8.6 million shares or 25.6% of your outstanding common stock and will receive the substantial benefits described on pages 6-8.

Summary - page 1
6. We note your response to Comment 14. It appears, however, that further revision should be made to your summary to avoid duplicative disclosure, particularly within the sections entitled "Our Competitive Advantages" and "Our Business and Growth Strategy." Please revise, or advise us why you believe it is appropriate not to do so.
7. We note your response to prior comment 16; however, we reissue our previous comment because it does not appear that you have described the corporate history of your predecessor entity, Acquiport/Amsdell I Limited Partnership, since 1996.
8. We note your response to prior comment 17. Please revise to estimate the percentage of revenues derived from residential versus commercial customers and describe how you intend to measure growth in your commercial customer base. Please similarly revise your Business section.

Summary Risk Factors
9. We note your response to Comment 19. Please revise to disclose whether the board has made a determination whether this ownership limitation may jeopardize your status as a REIT. Please also include risk factor disclosure of the risk that the exception may have on your REIT status; we note that the risk factor on page 23 does not address the risk to your REIT status.
10. We note your response to Comment 20. Please revise Bullet Point Nine to briefly expand upon the nature of the referenced conflicts of interest and revise to quantify the aggregate debt repayment, cash and other benefits to be received.

Our Facilities, page 5
11. We note your response to prior comment 24. Please revise to estimate the maximum amount or range of purchase prices that you would be willing to pay for the option properties. We note that an estimate of the value of the option properties or an estimate of the expenditures to be paid within 24 months in connection with the 19 option properties is material information to an investor.

Formation Transactions - page 9
12. Please revise to quantify the extent to which members of the Amsdell family and related trusts can own your common shares.

Summary Financial Data, page 15
13. Please clarify why the potential exchange of operating partnership units into common shares would not impact diluted earnings per share. Reference is made to footnote (5) on pages 15 and 43.

Risk Factors

Failure to qualify as a REIT would have serious adverse consequences to us and our shareholders - page 31
14. We note your response to Comment 53. Please revise your risk factor heading to briefly identify the serious adverse tax consequences shareholders would face if you were to fail to qualify as a REIT.

Distribution Policy - page 37
15. Please revise to disclose the percentage of distributions expected to be a return of capital.
16. Please revise to clarify that to the extent distributions represent a return of capital for tax purposes, shareholders could recognize an increased capital gain upon a subsequent sale of your common stock.
17. Expand note (6) on page 37 to disclose your basis for using $0.15 per rentable square foot in estimating annual capital expenditures.
18. Please refer to Footnote 8 on page 37. Please revise to indicate that to the extent you use proceeds from the over-allotment option to fund distributions, the entire amount of such payments will be treated as a return of capital.

Selected Financial Data

Non-GAAP Financial Measures

NOI, page 43
19. Please revise your definition of NOI to reflect the reconciliation on page 42, including the adjustments to net income that are made to arrive at NOI.

Self-Storage Industry Outlook - page 45
20. We note your response to Comment 62. Please supplementally advise us whether U-Store-It makes use of discounts and concessions.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Same-Store Facility Results, page 51
21. Please revise your reconciliation of net operating income for each group of facilities to begin with net income and revise your description of the net operating income calculation as necessary.
See Item10(e) of Regulation S-K.

Our Competitive Advantages - page 58

Focused Operating Philosophy
22. We note that you refer to your 64% net operating income as being "among the highest in the industry." Because NOI is a Non-GAAP measure, it does not appear appropriate to provide a comparison to others in the industry, who may derive the figure in a different manner. Please revise to remove the comparative reference.

The Self-Storage Industry - page 62
23. We note your response to Comment 77. Please revise your disclosure to reference the sources you have provided to the Staff supplementally as the basis for your statement regarding stability through economic cycles, the large pool of individual customers, and the growth of the commercial customer base in the self-storage industry.



Financing Strategy - page 63
24. We note your response to prior comment 79. Please revise to clarify that under your organizational documents, there are no limitations on the amount of debt you may incur.

Pending Acquisitions - page 73
25. Please file all material agreements as exhibits to the filing. We note, for example, that you do not appear to have filed the Devon/Bredenton agreement as an exhibit to the filing.
26. Please advise us supplementally why you believe the Liberty Self-Stor Acquisition is not probable.

Structure and Formation of Our Company - page 93
27. We note your response to Comment 93. Please advise us supplementally why Rising Tide LLC entered into the option agreement in return for no consideration.

Formation Transactions, page 93
28. We note your response to prior comment 94; however, we reissue our previous comment because we are unable to locate the revised disclosure. Please revise bullet fourteen to quantify the amount of the existing term loans that will remain outstanding after repaying $258.2 million of the loan amounts from the proceeds raised in this offering.

Investment Policies and Policies With Respect to Certain Activities

Investments in Securities of or Interests in Persons Primarily
Engaged in Real Estate Activities and Other Issuers, page 105
29. We note your response to prior comment 99. Please revise to state whether you intend to invest in joint ventures, and if so, then please also add appropriate risk factor disclosure.

Description of Shares

Restrictions on Ownership and Transfer, page 110
30. Please revise to describe the reasons for the exception from the ownership restriction granted to the Amsdell family and describe whether this will affect your REIT status.


Underwriting

Directed Share Program, page 144
31. We note your response to prior comment 102. Please revise question (5) "How will I know how much money I will owe?" in the "Commonly Asked Questions" to clarify that potential participants are under no obligation to purchase shares until after effectiveness of the registration statement and pricing.
32. Please revise your disclosure to describe any lock-up agreements in connection with the directed share program.

U-Store-It Trust Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-3
33. Reference is made to note 3(d). Please revise your disclosure to include the amount due and to whom the note is payable.
34. We note your adjustment (5) on page F-6 for the acquisition of facilities from Self Storage Zone, Devon and Federal Self Storage. Please supplementally advise us of your calculations in determining that financial statements were only required for Devon under Rule 3-14 of Regulation S-X or revise to also include financial statements for Self Storage Zone and Federal Self Storage.

U-Store-It Trust Unaudited Pro Forma Condensed Consolidated Statements of Income, page F-8
35. Reference is made to note 13 on page F-12 and note 20 on page F-
16. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management`s actions were carried out in previous reporting periods, is considered a projection and is not an objective of
Article 11 of Regulation S-X. Such information is more appropriately disclosed in a footnote to the pro formas. Please supplementally explain to us your basis for including an adjustment for increased payroll and general and administrative costs or revise as necessary.

U-Store-It Trust Notes to Balance Sheet

Note 1.  Organization and Description of Business, page F-20
36. Please expand to describe the merger of Hide Tide LLC and Amsdell Partners, Inc. with the Trust and the accounting for the merger.





Report of Independent Registered Public Accounting Firm, page F-22
37. The report issued by Deloitte & Touche on July 26, 2004 states that the combined financial statements reviewed include the accounts of Acquiport/Amsdell I Limited Partnership and three additional properties. However, it appears that the combined financial statements also include several subsidiaries that have been consolidated and are referred to collectively as Acquiport/Amsdell, as described on page F-27. Please revise this report and the report on page F-42 to clarify as necessary.

Acquiport/Amsdell Notes to Combined Financial Statements

Note 1. Organization, page F-27
38. Reference is made to the first paragraph and reference to the three facilities "to be acquired" from Amsdell Entities under (iii). Please revise to state, if so, that the facilities are being contributed.

Note 2. Summary of Significant Accounting Policies, page F-27
39. Reference is made to your response to comment 110. Please revise to provide transparency of your policy`s consistency with SFAS 144 regarding when assets are considered to be "held for sale."

Note 3.  Storage Facilities, page F-50
40. Please revise your disclosure to include the reason for the significant increases in storage facilities during the first six months of 2004.

Exhibits

Exhibit 5.1.
41. The filing of the company`s amended and restated Declaration of Trust with the State of Maryland appears to be a matter which counsel can confirm, and need not be assumed. Please revise, or advise us why you believe this assumption is appropriate.

Exhibit 8.1
42. We note that in paragraph 4 on page 3, you have assumed that the company is a validly organized real estate investment trust. Please note that it is inappropriate to assume the legal conclusion underlying the tax opinion. Counsel must opine on this matter rather than assume it. Please revise accordingly.
43. Because shareholders are entitled to rely upon counsel`s opinion, the concluding statement is not appropriate. Please revise.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at 202-824-5346 or Donna Di Silvio at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul
Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


			Sincerely,


			Peggy Kim
			Senior Counsel




cc:	Thomas C. Morey, Esq.
	Hogan & Hartson, LLP
	555 Thirteenth Street, N.W.
	Washington, D.C. 20004













U-Store-It Trust
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